UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY
TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-52425
Gemalto N.V.

(Exact name of registrant as specified in its charter)
Koningsgracht Gebouw 1
Joop Geesinkweg 541-542
1096 AX
Amsterdam
The Netherlands
+31 205 620 680

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary shares

(Title of each class of securities covered by this Form)
     Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☑

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

This Form 15F is filed by Gemalto N.V. (the “Company”) with respect to its Ordinary shares (“Ordinary Shares”).
PART I
Item 1. Exchange Act Reporting History
A. The Company first incurred the duty to file reports under section 13(a) of the Securities and Exchange Act of 1934 (15 U.S.C. 78a et seq) (the “Exchange Act”) on January 29, 2007, as a result of succession to the registration of Gemplus International S.A. (“Gemplus”) under the Exchange Act. Gemplus first incurred the duty to file reports under section 13(a) or 15(d) of the Exchange Act on November 20, 2000, upon the filing of a Registration Statement on Form F-1 with respect to the Ordinary Shares with the Securities and Exchange Commission.
B. All reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form have been filed or submitted by either the Company or by Gemplus, the issuer to which the Company succeeded. Gemplus has filed at least one annual report under Section 13(a) of the Exchange Act.
Item 2. Recent United States Market Activity
The Company has not sold any of its securities in the United States in a registered offering under the Securities Act of 1933 (15 U.S.C. 77a et seq.) (the “Securities Act”).
Item 3. Foreign Listing and Primary Trading Market
A. The Company has maintained a listing of the Ordinary Shares on Euronext Paris which is located in the foreign jurisdiction of the Republic of France, and which singly constitutes the primary trading market for the Ordinary Shares.
B. The date of initial listing of the Ordinary Shares on Euronext Paris was May 18, 2004. The Company has maintained a listing of the Ordinary Shares on Euronext Paris for in excess of 12 months preceding the filing of this Form.
C. The percentage of trading in the Ordinary Shares that occurred in France from May 1, 2006 to April 30, 2007 (the “Reference Period”) was 99.78%. The trading market for the Ordinary Shares in France is larger than the trading market for the securities in the United States as of the Reference Period.
Item 4. Comparative Trading Volume Data
A. The first and last days of the Reference Period, which was used to meet the requirements of Rule 12h-6(a)(4)(i), were May 1, 2006 and April 30, 2007, respectively.
B. For the Reference Period, the average daily trading volume of the Ordinary Shares in the United States and on a worldwide basis was 412 and 522,472, respectively.

C. For the Reference Period, the average daily trading volume of the Ordinary Shares in the United States as a percentage of the average daily trading volume for the Ordinary Shares on a worldwide basis was 0.08%.
D. The Company has not listed or delisted the Ordinary Shares on or from any national securities exchange or inter-dealer quotation system in the United States.
E. The Company has neither initiated, maintained or terminated a sponsored American depositary receipt facility regarding the Ordinary Shares.
F. The sources of trading volume information used to determine whether the Company meets the requirements of Rule 12h-6 were euronext.com with respect to trading information on Euronext Paris, the sole market on which the Ordinary Shares are listed, and the Bloomberg Professional service for other trading information regarding the Ordinary Shares.
Item 5. Alternative Record Holder Information
Not applicable.
Item 6. Debt Securities
Not applicable.
Item 7. Notice Requirement
A. The date of publication of notice required by Rule 12h-6(h) disclosing the Company’s intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act or both was June 5, 2007.
B. The notice described in Item 7.A. above was disseminated in the United States through publication by press release issued to Business Wire.
Item 8. Prior Form 15 Filers
Not applicable.
PART II
Item 9. Rule 12g3-2(b) Exemption
The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website http:/www.gemalto.com.

PART III
Item 10. Exhibits
1. Notice published as required by Rule 12h-6(h) through publication by press release issued to Business Wire.
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
Pursuant to the requirements of the Exchange Act, Gemalto N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Gemalto N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: June 5, 2007	By:	/s/ Olivier Piou
		Name:	Olivier Piou
		Title:	Chief Executive Officer

EXHIBITS
1. Notice published as required by Rule 12h-6(h) through publication by press release issued to Business Wire.